UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

04048711

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 9-30-04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

RECD S.E.C.
OCT 2 9 2004
1086

PROCESSED
OCT 2 9 2004
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 25th day of October 2004.

HAUSER, INC.

By: /s/ [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED SEPTEMBER 30, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED SEPTEMBER 30, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 18
Debtor	For the period- FROM: September 1, 2004
Chapter 11 Case No: LA 03-18798-BB	TO: September 30, 2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			6,647,579	-	-
B. Less: Total Disbursements per all Prior Statements			6,579,930	-	-
C. Beginning Balance (A less B)			67,649		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
9-01-04 - Customer Receipts			280,962		
9-09-04 - Customer Receipts			28,734		
9-13-04 - Customer Receipts			20,948		
9-16-04 - Transfer from Hauser			70,000		
9-17-04 - Transfer from Hauser			70,000		
9-30-04 - Deposit to close Petty Cash			162		
9-30-04 - Payroll Adjustment Checks			569		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			471,375		
E. Balance Available (C plus D)			539,024		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)					
From Detail Sheet "F"			528,383		
TOTAL DISBURSEMENTS THIS PERIOD (F):			528,383		
G. Ending Balance (E less F)			10,681		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $200

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer, declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: October 6, 2004

[signature]

Debtor In Possession or Trustee Signature
Secretary / Treasurer

.. Hauser Technical Services, Inc.
A Delaware Corporation

Debtor

Chapter 11 Case No: LA 03-18798-BB

Debtor In Possession Interim Statement
Statement Number: 18
For the period:
FROM: 9/1/2004
TO: 9/30/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
9/3/2004	12862	Todd Klimkowsky	Final Payroll Check	1,524		
9/3/2004	12863	Todd Klimkowsky	Mileage	64		
9/3/2004	12864	Jennifer Hobson	Final Payroll Check	1,264		
9/3/2004	12865	Julie Shott	Final Payroll Check	630		
9/3/2004	12866	Margaret Thompson	Final Payroll Check	5,129		
9/3/2004	12867	Qwest 230M	Telephone	281		
9/8/2004	12868	Advanced Trailer Leasing 004	Trailer Rental	134		
9/8/2004	12869	Ben Hughes	Mileage	47		
9/8/2004	12870	Clean Harbors Env. Services	Hazard Waste Disposal	2,635		
9/8/2004	12871	David Clark	Small tools & Mileage	92		
9/8/2004	12872	David Dunn	Mileage	28		
9/8/2004	12873	GE Capital	Copier Leases	737		
9/8/2004	12874	Pure Water Solutions, Inc.	Tank Rental and service/2 months	943		
9/8/2004	12875	Quantum Analytics	Equipment lease	709		
9/8/2004	12876	QWEST - 469B	Telephone	383		
9/8/2004	12877	QWEST - 564B (was 701B)	Telephone	50		
9/8/2004	12878	Qwest - 922B (was 612B)	Telephone	47		
9/8/2004	12879	Qwest 231B	Telephone	905		
9/8/2004	12880	USFilter	Set up new system and tank rental	2,371		
9/9/2004	12881	Xcel Energy (CC)	Clear Creek Utilities	8,813		
9/9/2004	12882	Xcel Energy (GB)	Gunbarrel Utilities	4,066		
9/13/2004	12883	Woodspear Properties	Gunbarrel Rent	18,990		
9/14/2004	12884	Kathy Granillo	Final Payroll Check & Vacation Pay-out	57		
9/17/2004	12885	Adam Flick	Final Payroll Check & Vacation Pay-out	1,341		
9/17/2004	12886	Barry H. Wolfe	Final Payroll Check	212		
9/17/2004	12887	Ben Hughes	Final Payroll Check & Vacation Pay-out	1,446		
9/17/2004	12888	Cynthia S. Thompson	Final Payroll Check & Vacation Pay-out	1,189		
9/17/2004	12889	Dan W. Childers	Final Payroll Check & Vacation Pay-out	5,290		
9/17/2004	12890	Dave Renner	Final Payroll Check & Vacation Pay-out	3,062		
9/17/2004	12891	David Clark	Final Payroll Check	374		
9/17/2004	12892	David Dunn	Final Payroll Check	323		
9/17/2004	12893	Edward Babaian	Final Payroll Check	381		
9/17/2004	12894	Elliott Mead	Final Payroll Check	663		
9/17/2004	12895	Fred Pfeiffer	Final Payroll Check & Vacation Pay-out	1,387		
9/17/2004	12896	Gamini J. Jayatilake	Final Payroll Check & Vacation Pay-out	2,266		
9/17/2004	12897	Jackie L. Nelson	Final Payroll Check & Vacation Pay-out	1,363		
9/17/2004	12898	Jeff Beckvermit	Final Payroll Check	685		
9/17/2004	12899	Jeff Riegel	Final Payroll Check & Vacation Pay-out	1,725		
9/17/2004	12900	Jeff Zadrozny	Final Payroll Check	714		
9/17/2004	12901	Kathleen A. Duke	Final Payroll Check	308		
9/17/2004	12902	Kathy Granillo	Final Payroll Check	430		
9/17/2004	12903	Kenneth Dennis	Final Payroll Check & Vacation Pay-out	3,750		
9/17/2004	12904	Matthew J. Duggan	Final Payroll Check & Vacation Pay-out	5,871		
9/17/2004	12905	Melissa Varner	Final Payroll Check & Vacation Pay-out	2,388		
9/17/2004	12906	Paul Reinhart	Final Payroll Check	681		
9/17/2004	12907	Randy McEvoy	Final Payroll Check & Vacation Pay-out	4,874		
9/17/2004	12908	Void	Void	0		
9/17/2004	12909	Sean Garrett	Final Payroll Check & Vacation Pay-out	2,661		
9/17/2004	12910	Sherman Ross	Final Payroll Check	2,642		
9/17/2004	12911	Steve W. Rank	Final Payroll Check & Vacation Pay-out	455		
9/17/2004	12912	Xiong Fu	Final Payroll Check & Vacation Pay-out	3,315		
9/16/2004	12913	Rodney B. McKeever	Final Payroll Check & Vacation Pay-out	6,858		

...e: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Interim Statement** Statement Number: 18 For the period: FROM: 9/1/2004 TO: 9/30/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
9/16/2004	12914	Rodney B. McKeever		Remainder of Vacation Pay-out	5,874		
9/16/2004	12915	Sherman Ross		Final Payroll Check	182		
9/29/2004	12916	St. Paul Travelers		Portion of Virtis claim paid by FedEx	14,065		
9/29/2004	12917	Virtis Company		Insurance settlement for damaged eqmt.	28,130		
9/30/2004	12918	ADP		Payroll & W2 Processing Fee	711		
9/1/2004	Wire Trnsf	Wire transfer to Hauser		Repayment of Advances	240,000		
9/1/2004	Wire Trnsf	Wire transfer to Acordia		General Insurance	5,908		
9/3/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,672		
9/2/2004	Pyrl Cks	Payroll 9-2 - Taxes		Payroll & Payroll Taxes	19,848		
9/2/2004	Wire Trnsf	Payroll 9-2 - Checks		Payroll & Payroll Taxes	8,388		
9/14/2004	Wire Trnsf	Payroll 9-16 - Direct Deposit		Payroll & Payroll Taxes	32,763		
9/15/2004	Wire Trnsf	Payroll 9-16 - Direct Deposit		Payroll & Payroll Taxes	20,809		
9/16/2004	Wire Trnsf	Payroll 9-16 - Checks		Payroll & Payroll Taxes	7,930		
9/16/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	4,297		
9/17/2004	Wire Trnsf	Manual Payroll 9-19 - Taxes		Payroll & Payroll Taxes	24,041		
9/23/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	2,660		
9/3/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	315		
9/17/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	216		
9/24/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	443		
9/23/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee Adjustment	-475		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p1)					528,333	0	0

COPY

RECEIVED

2004 OCT 15 P 3: 57

OFFICE OF US TRUSTEE
LOS ANGELES, CA

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	Debtor in Possession Interim Statement Statement Number: 18 For the period- FROM: 9/1/2004 TO: 9/30/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	33,380,587	-	-
B. Less: Total Disbursements per all Prior Statements	33,265,473	-	-
C. Beginning Balance (A less B)	115,114		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
9/1: Payback of loans by HTS	240,000		
9/7: Refund from SBC	220		
9/15: Settlement of claim from Metro Wastewater Reclamation	3,898		
9/16: Proceeds from sale of HTS	1,545,480		
9/23: Pmt from BI for return of merchandise; Sale of phone system	15,140		
9/26: Well revenue from Kerr-McGee; UPS deposit return; equipment sale	2,628		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	1,807,367		
E. Balance Available (C plus D)	1,922,481		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
9/16: Advance to HTS	70,000		
9/17: Advance to HTS	70,000		
From Detail Sheet "F"	26,027		
TOTAL DISBURSEMENTS HIS PERIOD (F):	166,027		
G. Ending Balance (E less F)	1,756,453		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 083790
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	San Marino, CA	not to exceed $100
Petty Cash	Denver, CO	not to exceed $100

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer, declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: October 7, 2004

Debtor In Possession or Trustee Signature
Chief Financial Officer

Hauser, Inc
Debtor in Possession Statement #18
September 1 to 30, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description
1	6208	9/7/2004	VOID	-		-	Void
2	6209	9/7/2004	VOID	-		-	Void
3	6210	9/7/2004	VOID	-		-	Void
4	6211	9/7/2004	VOID	-		-	Void
5	6212	9/7/2004	VOID	-		-	Void
6	6213	9/7/2004	VOID	-		-	Void
7	6214	9/7/2004	VOID	-		-	Void
8	6215	9/7/2004	AT&T WIRELESS	46		46	Cell Phone
9	6216	9/7/2004	BAY 4 CAPITAL	1,000		1,000	HTS Phone Equip Lease
10	6217	9/7/2004	CT CORP	219		219	Zetapharm-Foreign Representation
11	6218	9/7/2004	VOID	-		-	Void
12	6219	9/7/2004	FEDEX	109		109	Shipping Costs
13	6220	9/7/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
14	6221	9/7/2004	JEAN PAULSON	975		975	HR Consulting
15	6222	9/7/2004	KATHLEEN ATKINSON	726		726	Accounting Consulting
16	6223	9/7/2004	POSTAL PRIVILEGE	30		30	Postage
17	6224	9/7/2004	ROBERT BUCK	131		131	Accounting Consulting
18	6225	9/7/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
19	6226	9/7/2004	VOID	-		-	Void
20	6227	9/7/2004	DUANE COWGER	500		500	IT Consulting
21	6228	9/14/2004	FEDEX	52		52	Shipping Costs
22	6229	9/14/2004	JEFF FADLEY	1,465		1,465	Management Consulting Services
23	6230	9/14/2004	KATHLEEN ATKINSON	1,225		1,225	Accounting Consulting
24	6231	9/14/2004	KATHLEEN ATKINSON	46		46	Expense Reimbursement
25	6232	9/14/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
26	6233	9/14/2004	ROBERT BUCK	619		619	Accounting Consulting
27	6234	9/14/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
28	6235	9/21/2004	VOID	-		-	Void
29	6236	9/21/2004	GA SECRETARY OF STATE	20		20	GA Withdrawal Fee
30	6237	9/21/2004	GA SECRETARY OF STATE	20		20	GA Withdrawal Fee
31	6238	9/21/2004	CO DEPT OF REVENUE	360		360	CO use tax for 2003
32	6239	9/21/2004	CO DEPT OF REVENUE	16		16	CO renewal for Sales Tax License
33	6240	9/21/2004	FEDEX	51		51	Shipping Costs
34	6241	9/21/2004	FL DEPT OF STATE	35		35	FL Withdrawal Fee
35	6242	9/21/2004	JEFF FADLEY	1,465		1,465	Management Consulting Services
36	6243	9/21/2004	JEAN PAULSON-KISLESKY	750		750	HR Consulting
37	6244	9/21/2004	JEFF FADLEY EXPENSES	172		172	Expense Reimbursement (Trip)
38	6245	9/21/2004	KATHLEEN ATKINSON	639		639	Accounting Consulting
39	6246	9/21/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services
40	6247	9/21/2004	ROBERT BUCK	188		188	Accounting Consulting
41	6248	9/21/2004	THOMAS HANLON	120		120	Expense Reimbursement
42	6249	9/21/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services
43	6250	9/28/2004	BAY 4 CAPITAL	1,000		1,000	HTS Phone Equip Lease
44	6251	9/28/2004	DUANE COWGER	250		250	IT Consulting
45	6252	9/28/2004	FEDEX	77		77	Shipping Costs
46	6253	9/28/2004	JEFF FADLEY	1,465		1,465	Management Consulting Services
47	6254	9/28/2004	KATHLEEN ATKINSON	324		324	Accounting Consulting
48	6255	9/28/2004	KATHLEEN ATKINSON	79		79	Expense Reimbursement
49	6256	9/28/2004	KENNETH TAIRA	140		140	E-Mail Set Up
50	6257	9/28/2004	NYC DEPT OF FINANCE	108		108	Zetapharm 2004 Tax Interest
51	6258	9/28/2004	ROBERT BUCK	94		94	Accounting Consulting
52	6259	9/28/2004	TROY E. CLARKE	189		189	Expense Reimb, Court Ordered
53	6260	9/30/2004	ADP, INC	139		139	2004 W-2 Processing
54	ED0920	9/20/2004	WELLS FARGO	205		205	Client Analysis Service Charge
			Monthly Total	26,027	-	26,027	

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: For the period FROM: September 1, 2004 TO: September 30, 2004

RECEIVED

2004 OCT 15 P 3:58

OFFICE OF US TRUSTEE LOS ANGELES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	-	390,622
TOTAL	-	390,622

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4868	$ -
12/31/2003	9,681,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -
3/31/2004	202,606	$ 1,250	5/5/2004	$ 1,250	5322	$ -
6/30/2004	3,433	$ 9,000	7/28/2004	$ 9,000	6135	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: October 14, 2004

[signature]

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 18

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	10/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	6/1/2005	11/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

Botanicals International Extracts, Inc.
September 30, 2004
(dollars in thousands)

	Current Month Actual	Six Months Ended Year-to-date Actual
Sales	-	593
Cost of Sales	-	3
Gross margin	-	590
Sales and marketing	-	-
G & A expenses	-	-
Total	-	-
Contribution	-	590
Corporate Services	-	-
Operating income (loss)	-	590
Interest expense	-	-
Profit (Loss) before Other Income (Expense) & Discontinued Operation	-	590
Gain/(Loss) on Disposal of Assets	15	142
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	15	732
Income taxes	-	-
Net income (loss)	15	732

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 18 For the period- FROM: September 1, 2004 TO: September 30, 2004

RECEIVED
2004 OCT 15 P 3 58
OFFICE OF US TRUSTEE
LOS ANGELES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:

INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				

B. Not Related to Business Operations:

INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	2,018	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	(39)	369,169
TOTAL	1,979	369,169

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:

Gross Payroll Expense for Period:

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		-
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,337,000
Kaye Scholer LLP	Attorney	$ 541,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 125,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 65,000
Wilkie Farr & Gallagher	Attorney	$ 108,000
Mack Barclay	Accountant	$ 11,000
FTI	Accountant	$ 50,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -
6/30/2004	896,706	$ 5,000	7/28/2004	$ 5,000	6136	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: October 14, 2004

Thom W Han

Debtor In Possession or Trustee
Chief Financial Officer

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 18

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	10/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	6/1/2005	11/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

Hauser, Inc.
September 30, 2004
(dollars in thousands)

	Current Month Actual	Five Months Ended Year-to-date Actual
Sales	$0	$30
Cost of Sales	($4)	$23
Gross margin	4	7
Sales and marketing	0	0
G & A expenses	80	587
Total Operating Cost	80	587
Contribution	**(76)**	**(580)**
Corporate Services	(10)	(110)
Operating income (loss)	(66)	(470)
New products expense	0	0
Interest expense	1	2
Profit (Loss) before Other Income	(65)	(468)
Gain/Loss on Sale of Equipment	1	20
Income from Discontinued Operations	0	150
Chapter 11 Reorganization Costs	(163)	(871)
Profit (loss) before tax	(227)	(1,169)
Income taxes	-	-
Net income (loss)	**($227)**	**($1,169)**

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 18

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	Debtor-In-Possession Operating Report Report Number: 18 For the period- FROM: September 1, 2004 TO: September 30, 2004

RECEIVED
2004 OCT 15 P 3: 51
OFFICE OF US TRUSTEE
LOS ANGELES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		-
TOTAL	-	-

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -
3/31/2004	None	$ 250	5/4/2004	$ 250	5323	$ -
6/30/2004	None	$ 250	7/28/2004	$ 250	6147	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: September 14, 2004

[signature]
Debtor in Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	10/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Winchester Surplus Lines/Acordia	See Below	6/1/2005	11/1/2004
Real Property	Winchester Surplus Lines/Acordia			
Personal Property	Winchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Winchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Winchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Winchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money	Winchester Surplus Lines/Acordia		cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO - to be sold			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabilit	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED
2004 OCT 15 P 3:58
OFFICE OF US TRUSTEE
LOS ANGELES, CA.

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 18 For the period- FROM: September [illegible] 2004 TO: September 30, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	8,168
Overdue - 31 - 60 Days		43,140
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL		51,308

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Woodspear Properties	Monthly	17,116	10/1/2004	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **227,416**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 9/30/2004	56,539	-
State Payroll and Withholding Taxes	by - 9/30/2004	7,745	-
State Sales and Use Taxes	by - 9/30/2004	82	60
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On September 16, 2004, the Debtors closed the sale of substantially all of the assets of Hauser Contract Research Organization to Integrated BioPharma, Inc.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0
3/31/2004	1,066,177	5,000	5/6/2004	5,000	12603	0
6/30/2004	882,339	5,000	7/21/2004	5,000	12787	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:
Dated: October 14, 2004

Debtor In Possession or Trustee
Title - Secretary / Treasurer

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Liability Recap

Section	Item	Account Number	Amount	Subtotal	Total	Total Liability
Taxes Debited	Federal Income Tax		7,347.13			
	Earned Income Credit Advances		.00			
	Social Security - EE		4,119.35			
	Social Security - ER		4,118.34			
	Social Security Adj - EE		.00			
	Medicare - EE		963.18			
	Medicare - ER		963.16			
	Medicare Adj - EE		.00			
	Federal Unemployment Tax		.00			
	State Income Tax		2,393.90			
	State Unemployment Insurance - EE		.00			
	State Unemployment/Disability Ins - ER		.00			
	State Unemployment Insurance Adj - EE		.00			
	State Disability Insurance - EE		.00			
	State Disability Insurance Adj - EE		.00			
	Workers' Benefit Fund Assessment - EE		.00			
	Workers' Benefit Fund Assessment - ER		.00			
	Local Income Tax		.00			
	School District Tax		.00			
	Total Taxes Debited	4946088361		19,848.16		
Other Transfers	ADP Direct Deposit	4945088301		38,692.58		
	Total Amount Debited From Your Account				58,540.74	58,540.74
Bank Debits and Other Liability	Checks			8,387.92		66,928.66
	Adjustments/Prepay/Voids			.00		66,928.66
Taxes - Your Responsibility	None This Payroll					
						66,928.66

Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 6983
Quarter Number: 3

Period Ending : 08/28/2004 Week 36
Pay Date : 09/02/2004 Page 1
Current Date : 08/30/2004

Preview Preview

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					8,387.92			
	Direct Deposits					38,692.58			
	Subtotal Net Pay						47,080.50		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						47,080.50		
Taxes									
Federal	Agency								
	Federal Income Tax				7,342.13				
	Earned Income Credit Advances								
	Social Security				4,118.35	4,118.34			
	Medicare				963.18	963.16			
	Federal Unemployment Tax								
	Subtotal Federal				12,423.66	5,081.50	17,805.16		
State	CO State Income Tax				2,343.00				
	CO State Unemployment/Disability Ins-ER	2.0200							
	Subtotal CO				2,343.00		2,343.00		
	Total Taxes		.00	.00	14,766.66	5,081.50	19,848.16		
	Amount ADP Debited From Account	4946086361	Tran/ABA	121000248				19,848.16	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				38,692.58				
	Amount ADP Debited From Account	4946086361	Tran/ABA	121000248				38,692.58	35 Employee Transactions
Total Amount ADP Debited From Your Accounts								58,540.74	

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 6983
Quarter Number: 3

Period Ending: 08/28/2004 Week 36
Pay Date: 09/02/2004 Page 2
Current Date: 08/30/2004

Liability Recap	Taxes Debited	Federal Income Tax	7,770.68			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,283.66			
		Social Security - ER	4,283.64			
		Social Security Adj - EE	.00			
		Medicare - EE	1,001.75			
		Medicare - ER	1,001.82			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,468.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		20,809.44		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		32,762.70		Total Liability
		Total Amount Debited From Your Account			53,572.14	53,572.14
	Bank Debits and Other Liability	Checks		7,930.40		61,502.54
		Adjustments/Prepay/Voids		8,546.65		70,049.19
	Taxes - Your Responsibility	None This Payroll				70,049.19

Includes Adjustments that are your responsibility

ADP Statistical Summary Recap

HAUSER TECH SERVICES

Company Code: MBA

Region Name: DESERT MOUNTAIN

Batch: 8288

Quarter Number: 3

Period Ending: 09/11/2004 Week 38

Pay Date: 09/16/2004 Page 1

Current Date: 09/13/2004

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					7,930.40			
	Direct Deposits					32,762.70			
	Subtotal Net Pay						40,693.10		
	Adjustments					8,546.66			
	Total Net Pay Liability (Net Cash)						49,239.75		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				7,770.58				
	Earned Income Credit Advances								
	Social Security				4,283.65	4,283.64			
	Medicare				1,001.75	1,001.82			
	Federal Unemployment Tax								
	Subtotal Federal				13,055.98	5,285.46	18,341.44		
State	CO State Income Tax				2,468.00				
	CO State Unemployment/Disability Ins-ER	2.0200							
	Subtotal CO				2,468.00		2,468.00		
	Total Taxes		.00	.00	15,523.98	5,285.46	20,809.44		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				20,809.44	Excludes Taxes That Are Your Responsibility
Other	ADP Direct Deposit				32,762.70				29 Employee Transactions
Transfers	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				32,762.70	
Total Amount ADP Debited From Your Accounts.								53,572.14	

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Section	Category	Item	Amount	Subtotal	Total	Total Liability
Liability Recap	Taxes Debited	Federal Income Tax	9,784.13			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,422.28			
		Social Security - ER	4,422.28			
		Social Security Adj - EE	.00			
		Medicare - EE	1,212.73			
		Medicare - ER	1,212.69			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,987.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4046086361		24,041.12		
	Other Transfers	ADP Direct Deposit Account Number 4045086301		.00		
		Total Amount Debited From Your Account			24,041.12	24,041.12
	Bank Debits and Other Liability	Checks		62,628.77		
		Adjustments/Prepay/Voids		56.87		86,569.89
						86,626.56
	Taxes - Your Responsibility	Norm This Payroll				86,626.56

Includes Adjustments that are your responsibility

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 8861
Quarter Number: 3

Period Ending: 09/15/2004 Week 38
Pay Date: 09/16/2004 Page 1
Current Date: 09/16/2004

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Net Pay	Checks			62,528.77	
	Direct Deposits			.00	
	Subtotal Net Pay				62,528.77
	Adjustments			56.67	
	Total Net Pay Liability (Net Cash)				62,585.44

Taxes			You are responsible for Depositing these amounts		Amount debited from your account		
	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.	
Federal	Federal Income Tax				9,704.13		
	Earned Income Credit Advances						
	Social Security				4,422.29	4,422.28	
	Medicare				1,212.73	1,212.69	
	Federal Unemployment Tax						
	Subtotal Federal				15,419.15	5,634.97	21,054.12
State	CO State Income Tax				2,987.00		
	CO State Unemployment/Disability Ins-ER	2.0200					
	Subtotal CO				2,987.00		2,987.00
	Total Taxes		.00	.00	18,406.15	5,634.97	24,041.12

24,041.12 Excludes Taxes That Are Your Responsibility

Amount ADP Debited From Account 4945096361 Tran/ABA 121000248

Liability Recap	Taxes Debited	Federal Income Tax	228.75-		
		Earned Income Credit Advances	.00		
		Social Security - EE	54.00-		
		Social Security - ER	54.01-		
		Social Security Adj - EE	.00		
		Medicare - EE	12.54-		
		Medicare - ER	12.63-		
		Medicare Adj - EE	.00		
		Federal Unemployment Tax	.00		
		State Income Tax	53.00-		
		State Unemployment Insurance - EE	.00		
		State Unemployment/Disability Ins - ER	.00		
		State Unemployment Insurance Adj - EE	.00		
		State Disability Insurance - EE	.00		
		State Disability Insurance Adj - EE	.00		
		Workers' Benefit Fund Assessment - EE	.00		
		Workers' Benefit Fund Assessment - ER	.00		
		Local Income Tax	.00		
		School District Tax	.00		
		Total Taxes Debited — Account Number 4945088361		414.53-	
Other Transfers		ADP Direct Deposit — Account Number 4945088361		.00	
		Total Amount Debited From Your Account			414.53-

				Total Liability
				414.53-
Bank Debits and Other Liability	Checks	.00		414.53-
	Adjustments/Prepay/Voids	540.55-		955.08-
Taxes - Your Responsibility	None This Payroll			
				955.08- Includes Adjustments that are your responsibility

ADP® Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 0391
Quarter Number: 3

Period Ending : 09/15/2004 Week 39
Pay Date : 09/22/2004 Page 1
Current Date : 09/20/2004

Net Pay	Checks	.00	
	Direct Deposits	.00	
	Subtotal Net Pay		.00
	Adjustments	540.55-	
	Total Net Pay Liability (Net Cash)		540.55-

Taxes			You are responsible for Depositing these amounts		Amount debited from your account		
	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.	
Federal	Federal Income Tax				228.25-		
	Earned Income Credit Advances						
	Social Security				54.00-	54.01-	
	Medicare				12.64-	12.63-	
	Federal Unemployment Tax						
	Subtotal Federal				294.89-	66.64-	361.53-
State	CO State Income Tax				53.00-		
	CO State Unemployment/Disability Ins-ER	2.0200					
	Subtotal CO				53.00-		53.00-
	Total Taxes		.00	.00	347.89-	66.64-	414.53-

ADP Statistical Summary Detail

HAUSER TECH SERVICES

Company Code: MBA

Region Name: DESERT MOUNTAIN

Batch : 0391

Quarter Number: 3

Period Ending : 09/15/2004 Week 39

Pay Date : 09/22/2004 Page 2

Current Date : 09/20/2004

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	10/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	Westchester Surplus Lines/Acordia	See Below	9/1/2005	11/1/2004
Real Property				
Personal Property	Westchester Surplus Lines/Acordia	1,871,000	"	"
Machinery	Westchester Surplus Lines/Acordia	2,273,000	"	"
Business Income	Westchester Surplus Lines/Acordia	500,000	"	"
Property of Others	Westchester Surplus Lines/Acordia	1,135,000	"	"
Theft-Money			cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO- to be sold			
Other (specify)				
Flood & Earthquake (DIC)			cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liability	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	cancelled	

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
September 30, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$25	$928
Cost of sales	145	$1,501
Gross margin	(120)	($573)
Sales and marketing	21	$68
G & A expenses	(28)	$80
Total	(7)	$148
Contribution	(113)	($721)
Corporate Services	10	$110
Operating income (loss)	(123)	($831)
Interest expense	0	$0
Disposal of Assets	1,105	1,105
Reorganization Costs	**0**	**($10)**
Profit (loss) before tax	$982	$265

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		